Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Central Pacific Financial Corp.:

We consent to the use of our report dated February 28, 2018, with respect to the consolidated statements of income, comprehensive income, changes in equity, and cash flows of Central Pacific Financial Corp. for the year ended December 31, 2017, and the related notes, before the effects of the adjustments to retrospectively apply the change in accounting related to investments in low income housing tax credit partnerships described in Note 1, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Honolulu, Hawaii

November 9, 2020